

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

March 29, 2007

Mr. Matthew Markin
Chief Financial Officer
Intercontinental Resources, Inc.
9454 Wilshire Blvd., Suite 301
Beverly Hills, CA 90212

> **Re:** **Intercontinental Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended**
> **Filed April 20, 2006, October 13, 2006 and March 29, 2007**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and**
> **June 30, 2006, as amended, and September 30, 2006**
> **Filed May 17, 2006, August 17, 2006, October 13, 2006**
> **and November 17, 2006**
> **Response Letters Dated October 13, 2006, November 9, 2006,**
> **January 18, 2007 and March 5, 2007**
> **File No. 0-28481**

Dear Mr. Markin:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Branch Chief